UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 17, 2019 titled “GeoPark Announces Third Quarter 2019 Operational Update.”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2019 OPERATIONAL UPDATE

GROWING THE PRODUCTION BASE, FINDING NEW OILFIELDS,

AND EXPANDING THE OPPORTUNITY PLATFORM

Bogota, Colombia – October 17, 2019 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its operational update for the three-month period ended September 30, 2019 (“3Q2019”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Third Quarter 2019 Highlights

Oil and Gas Production Growth (16 Straight Years of Continuous Growth)

•	Consolidated oil and gas production up 6% to 39,619 boepd - adjusting for divested blocks, consolidated production increased by 9% (3% higher compared to 2Q2019)

•	Oil production increased by 8% to 33,693 bopd

•	Colombian oil production increased by 8% to 31,394 bopd (12% increase adjusting for divested blocks)

•	Chilean production increased by 27% to 3,358 boepd

New Exploration and Development Successes

In Colombia on the Llanos 34 block (GeoPark operated, 45% WI)

•	New Guaco oil field discovered along the most western fault trend in block potentially opening-up new trend

•	Five new wells were tested and put on production in block

•	New wells drilled and tested are currently producing more than 3,600 bopd gross

In Brazil on the REC-T-128 block (GeoPark operated, 70% WI)

•	New discovered Praia dos Castelhanos oil field initiated long-term testing at rate of approximately 200-220 bopd

High Potential Acreage Expansion, including New Partnership with Ecopetrol/Hocol in Colombia

•	Acquired three low-cost, low-risk exploration blocks in the Llanos basin in Colombia in partnership with Hocol (a 100% subsidiary of Ecopetrol) – with GeoPark selected as Operator – and adding 86-155 mmbbl of gross unrisked exploration resources[1]

•	Acquired four new attractive low-risk, low-cost blocks in Brazil, strengthening GeoPark’s existing portfolio in the Reconcavo and Potiguar basins and adjacent to existing producing fields

Continued Returning Value to Shareholders

•	Accelerated share buyback program, having acquired 4,404,000 shares (7% of total outstanding shares) for $72.0 million since December 2018, while executing self-funded growth work programs

Catalysts: 4Q2019

•	Drilling seven new exploration and development wells and testing three wells across GeoPark’s Latin American portfolio

____________________
1 Independently audited by Gaffney, Cline and Associates

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2019, as compared to 3Q2018:

	3Q2019			3Q2018
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	31,578	31,394	1,104	29,139	+8%
Brazil	2,299	41	13,549	3,124	-26%
Chile	3,358	692	15,996	2,632	+28%
Argentina	2,384	1,566	4,906	2,319	+3%
Total	39,619	33,693	35,555	37,214	+6%
a)	Includes royalties paid in kind in Colombia for approximately 1,419 bopd in 3Q2019. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	3Q2019	2Q2019	1Q2019	4Q2018	3Q2018
Colombia	31,578	32,191[a]	32,131	30,641	29,139
Brazil	2,299	1,693	1,960	2,894	3,124
Chile	3,358	2,952	2,961	2,823	2,632
Argentina	2,384	2,365	2,505	2,383	2,319
Total	39,619	39,201	39,557	38,741	37,214
Oil	33,693	34,261	34,358	32,859	31,266
Gas	5,926	4,940	5,199	5,882	5,948
a)	Includes approximately 640 bopd from the La Cuerva and Yamu blocks that were sold on July 1, 2019.

Oil and Gas Production Update

Consolidated:

Overall oil and gas production grew by 6% to 39,619 boepd in 3Q2019 from 37,214 boepd in 3Q2018, due to increased production in Colombia, Chile and Argentina, partially offset by lower production in Brazil. Oil represented 85% of total reported production compared to 84% in 3Q2018.

On July 1, 2019, GeoPark completed the divestiture of the La Cuerva and Yamu blocks. Adjusting for the sale of these blocks (1,007 bopd in 3Q2018), the Company’s consolidated oil and gas production increased by 9% in 3Q2019 and Colombian production increased by 12%.

Colombia:

Average net oil and gas production in Colombia grew 8% to 31,578 boepd in 3Q2019 compared to 29,139 boepd in 3Q2018, reflecting continued successful exploration, appraisal and development drilling in the Llanos 34 block. Adjusting for the sale of the La Cuerva and Yamu blocks, Colombian production increased by 12%.

The main operational highlights for the Llanos 34 block in 3Q2019 were:

Exploration drilling:

•	The Guaco 1 exploration well was successfully tested during September 2019. The Guaco oil field is located along the third and most western major fault trend in the Llanos 34 block. Oil shows during drilling and petrophysical analysis indicated the potential for hydrocarbons in both the Guadalupe and Mirador formations. Similar to other Llanos 34 fields, the Guaco oil field appears to be both a structural and stratigraphic trap. The well was drilled to a total depth of 11,936 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 960 bopd. Current production stabilized at a rate of 600 bopd, 24.6 degrees API with less than 1% water cut.

Development and appraisal drilling:

•	Five new wells were tested and put on production, currently adding above 3,000 bopd gross, including Tigana Sur 8, Tigana Sur 14, Jacana 28, Jacana 29 and Jacana 51.

Infrastructure update:

•	The flowline connecting the Llanos 34 block to the Oleoducto de los Llanos (“ODL”), one of Colombia’s principal pipelines, was fully operational during 3Q2019 with oil flowing from the Jacana oil field to the ODL infrastructure, contributing to operating netback improvements and reducing overall operational risks.

Acreage Expansion in Colombia in Partnership with Ecopetrol/Hocol:

•	On July 11, GeoPark signed final contracts for the Llanos 86, Llanos 87 and Llanos 104 blocks, in partnership with Hocol (a 100% subsidiary of Ecopetrol).

•	The acquired blocks represent significant and attractive, low-risk, low-cost, high potential exploration acreage in the Llanos basin in proximity to GeoPark's successful Llanos 34 block, surrounded by multiple producing oil and gas fields, as well as existing infrastructure.

•	GeoPark will be the operator with a 50% WI.

•	The three blocks cover an aggregate area of 679,292 acres – eight times the size of the Llanos 34 block.

•	Unrisked exploration resources associated to these blocks amount to approximately 86-155 mmbbl gross in aggregate, as independently audited by Gaffney, Cline & Associates.

•	For further detail, please refer to the release published on June 27, 2019.

Brazil:

Average net production in Brazil decreased by 26% to 2,292 boepd in 3Q2019 compared to 3,124 boepd in 3Q2018 (98% gas in both 3Q2019 and 3Q2018). However, compared to 2Q2019, Brazilian production increased by 35% due to higher demand in the Manati gas field.

Exploration drilling in the Reconcavo and Potiguar basins:

•	Praia dos Castelhanos 1 well in the REC-T-128 block was discovered during 2Q2019, with long-term testing activities initiated in late 3Q2019 averaging 200-220 bopd gross of light oil.

•	Permitting and other preliminary activities carried out during 3Q2019 related to the Mandacaru exploration prospect in the POT-T-747 block (GeoPark operated, 70% WI), expected to initiate drilling in 4Q2019.

Acreage expansion in Brazil:

•	In September 2019, GeoPark was preliminarily awarded the REC-T-58, REC-T-67, REC-T-77 and POT-T-834 blocks (GeoPark operated, 100% WI) in the first cycle of the Permanent Offer held by ANP.

•	Acquired blocks cover an area of 30,731 acres and represent low-risk and low-cost exploration acreage, strengthening GeoPark’s existing portfolio in the Reconcavo and Potiguar basins and are adjacent to existing, producing fields. The Reconcavo blocks are located near the recent Praia dos Castelhanos discovery, in the REC-T-128 block

•	Limited total commitments of approximately $1.3 million in aggregate (including bonus and work program) during the first exploration period of five years.

•	For further detail, please refer to the release published on September 12, 2019.

Chile:

Average net production in Chile increased by 28% to 3,358 boepd, representing the highest level since 4Q2016. Higher production in 3Q2019 resulted from the successful discovery and development of the Jauke gas field. The production mix during 3Q2019 was 79% gas and 21% light oil (compared to 73% gas and 27% light oil in 3Q2018).

Exploration drilling in the Fell block (GeoPark operated, 100% WI):

•	Civil works and other preliminary activities carried out during 3Q2019 related to the Jauke Oeste exploration prospect, expected to spud in 4Q2019.

Argentina:

Average net production in Argentina increased by 3% to 2,384 boepd in 3Q2019 (66% oil, 34% gas) compared to 2,319 boepd in 3Q2018 (65% oil, 35% gas). Higher production in 3Q2019 resulted from a successful and ongoing optimization project initiated in 2018 focused on enhancing oil production levels.

Exploration drilling in the Aguada Baguales block (GeoPark operated, 100% WI):

•	The Aguada Baguales Sur 1 exploration well was drilled to a total depth of 4,839 feet. Preliminary logging information indicated potential for hydrocarbons in the Lajas and Centenario formations. Testing activities are currently underway.

4Q2019 Drilling Schedule

The following is a summary of expected drilling and testing activities scheduled for 4Q2019:

	Prospect/Well[a]	Country	Block	WI	Type
1	Tigana Norte 13 [b]	Colombia	Llanos 34	45%	Development
2	Tigana Norte 15	Colombia	Llanos 34	45%	Development
3	Tigana Norte 18	Colombia	Llanos 34	45%	Development
4	Jacana 33 [b]	Colombia	Llanos 34	45%	Development
5	Jacana 35	Colombia	Llanos 34	45%	Development
6	Tigui 18	Colombia	Llanos 34	45%	Development
7	Tigui 21	Colombia	Llanos 34	45%	Development
8	Jauke Oeste 1	Chile	Fell	100%	Exploration
9	Aguada Baguales Sur 1 [b]	Argentina	Aguada Baguales	100%	Exploration
10	Mandacaru 1	Brazil	POT-T-747	70%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

b)	Drilling initiated or completed with testing activities expected in 4Q2019

OTHER NEWS / RECENT EVENTS

Reporting dates for 3Q2019 results release, conference call and the work program and investment guidelines for 2020

GeoPark will report its 3Q2019 financial results on November 6, 2019, after the market close. In conjunction with the 3Q2019 results press release, GeoPark management will host a conference call on November 7, 2019 at 10:00 am (Eastern Time) to discuss 3Q2019 financial results and the work program and investment guidelines for 2020.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 9391975

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel
Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operación Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
PRMS	Petroleum Resources Management System
SENACE	Servicio Nacional de Certificación Ambiental Para Las Inversiones Sostenibles
Sq km	Square Kilometer
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: October 17, 2019